Exhibit 99.1

Fang Announces Results of 2021 Annual General Meeting

BEIJING, December 31, 2021 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it held its 2021 annual general meeting of shareholders on December 31, 2021. At the meeting, the shareholders resolved by ordinary resolution to ratify the appointment of MaloneBailey, LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2020.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com